Filed by Quantum Corporation
Commission File No. 001-13449
Pursuant to Rule 425 under the Securities Act of 1933

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On September 9, 2002, Quantum Corporation issued the following press release.

QUANTUM RESTRUCTURES TO IMPROVE BUSINESS PERFORMANCE

MILPITAS, Calif., Sept. 9, 2002 – Quantum Corp. (NYSE:DSS), a leading provider of data protection and network storage systems, today announced a set of restructuring actions designed to improve its business performance. Following an unprecedented multiple-year decline in server unit sales—the most closely correlated market indicator for Quantum’s storage sales—Quantum is improving its cost structure to achieve its goal of becoming profitable by the end of the current fiscal year.

The actions, which will take place in two phases over the next two quarters, involve outsourcing manufacturing, consolidating development teams and sites, and right-sizing the company’s infrastructure for a lower level of revenue. As a result of the restructuring, Quantum expects to reduce its pro forma operating expenses, excluding amortization of good will and restructuring expenses, by approximately 20 percent by the end of its fiscal year in March 2003, from the $82 million level it reported at the end of June. Quantum has also recently taken actions to expand its product lines which the company also believes will improve its revenue, gross margins and profitability.

Phase 1 of the restructuring affects both of Quantum’s business groups—its DLTtape™ Group and Storage Solutions Group—as well as its corporate functions. The restructuring covers actions that Quantum announced last week related to the acquisition of Benchmark Storage Innovations and the outsourcing agreement with Jabil Circuit. (See: “Quantum Takes Aggressive Actions to Further Strengthen Its DLTtape Business,” Sept. 5, 2002.) In addition, Phase 1 restructuring includes outsourcing sub-assembly manufacturing of Quantum’s P-Series enterprise tape libraries, consolidating the number of development sites for disk-based backup and tape automation, and centralizing support functions. Overall, Phase 1 restructuring will eliminate approximately 1100 positions, 80 percent of which are related to the outsourcing agreement with Jabil.

The total of special charges for both phases of the restructuring is expected to be approximately $100 million, with slightly less than half being cash charges. Phase 1 charges are expected to be in a range of $60-75 million—mostly from write downs of goodwill and intangibles—and will be reflected in Quantum’s fiscal second quarter results. Phase 2 charges are still being finalized, will be announced within the next 90 days, and are expected to be included in the company’s fiscal third quarter results.

The $40-50 million in total cash charges related to the restructuring will be largely offset by two sources of cash inflows: $11 million from the recent sale of the Quantum Technology Ventures portfolio and approximately $30 million from Jabil’s purchase of Quantum’s production equipment and inventory, that Jabil will use to manufacture tape drives and tape automation products in Penang. Quantum ended its last fiscal quarter with $305 million on its balance sheet.

In addition to reducing operating expenses, the restructuring actions—combined with the Benchmark acquisition and outsourcing to Jabil—are expected to improve Quantum’s overall gross margins over the next several quarters.

“Quantum has recently completed the most aggressive series of new product launches in the company’s history, which has allowed us to secure a number of major OEM wins, and strengthen our channel business,” said Rick Belluzzo, CEO of Quantum. “With this momentum, and our imminent acquisition of Benchmark, Quantum is well positioned to solidify its role as a leader in data protection, offering customers superior price/performance and investment protection through one of the broadest portfolios of products and solutions. However, the current market environment and our current expense structure make it necessary to take the restructuring actions that we are announcing today. This will enable us to capitalize fully on our recent progress and long-term opportunities with a more competitive business model that provides sustainable growth and profitability.”

Conference Call

Quantum will hold a conference call at 2:30 p.m. PDT. Press and industry analysts are invited to attend in listen-only mode. Dial-in numbers: (800) 219-6110 (US), (303) 262-2075 (International). Quantum will provide a live audio Webcast of the conference call beginning at 2:30 p.m. PDT. Webcast sites:

http://www.quantum.com/about+quantum/investor+center/default.htm or

http://investors.quantum.com/medialist.cfm.

About Quantum

Quantum Corp. (NYSE:DSS), founded in 1980, is a global leader in data protection and network storage systems, meeting the needs of business customers with enterprise-wide storage solutions and services. Quantum is the world’s largest supplier of tape drives, and its DLTtape™ technology is the standard for backup, archiving, and recovery of mission-critical data. Quantum is a leader in the design, manufacture and service of automated tape libraries used to manage, store and transfer data. In addition to having the largest installed base of Network Attached Storage (NAS) appliances of any NAS supplier, Quantum is the leader in the workgroup NAS market category. Quantum sales for the fiscal year ending March 31, 2002, were approximately $1.1 billion. Quantum Corp., 501 Sycamore Dr., Milpitas, CA 95035, (408) 944-4000, www.quantum.com.

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Quantum and the Quantum logo are trademarks of Quantum Corporation, registered in the United States and other countries. DLT, DLTtape, and Super DLTtape are trademarks of Quantum Corporation. All other trademarks are the property of their respective owners.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, statements regarding expected benefits associated with the contemplated actions, including a return to profitability by the end of the current fiscal year, a 20% reduction in pro forma operating expense by the end of fiscal year 2003, expanded product lines, revenue growth and improved gross margins, the expected timing of the realization of these benefits, and the amount, composition and timing of expected special charges, are all forward-looking statements within the meaning of the Safe Harbor. These statements are based on management’s current expectations and are subject to certain risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include our ability to successfully execute on our restructuring plans and realize the expected benefits, our ability to integrate Benchmark and its products into Quantum, our ability to successfully transition manufacturing operations with Jabil, our ability to retain key personnel, our ability to successfully introduce new products, competitive pricing pressure in the market for our DLT and Super DLTtape products and the resulting impact on our margins, unforeseen technological limitations, the ability of our competitors to introduce new products that compete more successfully with our products, and the impact of the recent Hewlett-Packard/Compaq merger on sales of our DLT and Super DLTtape products.

More detailed information about risk factors and uncertainties relating to Quantum’s business generally, including risk factors and uncertainties in addition to those described above, are set forth in Quantum’s periodic filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, those described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends and Uncertainties,” pages 44 to 54, in our Annual Report on Form 10-K filed with the SEC on July 1, 2002, those described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends and Uncertainties,” pages 40 to 49, in our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2002 and those described in subsequently filed reports. Such reports contain and identify important factors that could cause actual events and results to differ materially from those contained in our projections or forward-looking statement. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Security holders of Benchmark are urged to read documents relevant to the acquisition described in this announcement that are to be filed with the Department of Corporations of the State of California or the SEC when they become available because they will contain important information about the acquisition. You can obtain the relevant documents that are filed with the SEC for free on the SEC’s Web site at www.sec.gov or from Quantum Corporation. You can also request copies of such documents when they are available by calling Quantum’s Investor Relations Department at 408-944-4450/877-999-7686 or writing to Quantum Corporation, 501 Sycamore Dr., Milpitas CA, 95035, Attn: Investor Relations.

THE FOLLOWING IS A CONFERENCE CALL SCRIPT USED BY QUANTUM CORPORATION ON SEPTEMBER 9, 2002.

Quantum September 9th Restructuring
Conference Call Script

Overview

Good afternoon and thank you for joining us as we discuss the restructuring actions we announced today. These restructuring actions, along with the acquisition of Benchmark and outsourced manufacturing agreement with Jabil we announced last week, will strengthen our business by improving our cost structure and enabling Quantum to return to profitability by the end of the fiscal year.

Before describing the restructuring actions, let me set some context. Over the last year, we’ve invested in both strengthening our entire product line and expanding it to address new market segments, including disk-based backup with the Quantum DX30 and low-end tape automation with the ATL SuperLoader. These investments have resulted in the most aggressive series of product launches in the company’s history, and we are beginning to see momentum from these launches. The SDLT 320 is the most successful tape drive product launch since our DLT 7000; we’ve recently secured new tape automation OEM wins at HP, IBM, and Sun; and our channel business is expanding.

Despite this progress, the time lag between the spending for these investments and the revenue return has been extended by the longer-than-expected downturn in IT spending. Server unit sales for servers priced above $5000—which are probably the best indicator of underlying demand for our product lines—are experiencing an unprecedented two-year decline. According to IDC, they are expected to decline again this year, after falling more than 30% last year. In this environment, our revenues have declined such that we need to right-size our spending to be profitable at lower revenue levels to get closer to our target long-term business model by the end of the fiscal year. Quantum’s long-term business model remains—gross margins of 35%, operating expenses of 25% and operating income of 10%.

At the same time that we are reducing spending, we are also taking actions to resume revenue growth. As we announced last week, the Benchmark acquisition will enable us to serve both existing and new customers with a value line of tape drives that produced $80 million in revenues over the last twelve months at Benchmark. This additional revenue would represent an approximate increase of 10% our DLTtape Group revenue, on a pro forma basis. In addition to acquiring Benchmark, we have also recently succeeded in expanding the OEM channel for our Storage Solutions Group products, which should contribute to SSG revenue growth in fiscal Q3 and Q4.

Let me turn now to describing our restructuring efforts, which will improve our cost structure.

Two-Phase Restructuring

We are announcing today a two-phase restructuring, which includes both changes we have already decided to make—in Phase 1—and a set of other discrete Phase 2 changes we are finalizing and will announce over the next 90 days.

Phase 1

Phase 1 actions fall into three categories: (1) outsourced manufacturing, (2) consolidation of development teams and sites and (3) right-sizing our infrastructure for a lower level of revenue. We are taking actions in these categories in both our DLTtape Group and our Storage Solutions Group.

The biggest part of our outsourcing actions is the agreement we announced last week with Jabil that covers our DLTtape and Super DLTtape drives, ATL SuperLoader product line, and modular ATL M1500 libraries produced in Penang. In addition, we have decided to outsource the sub-assembly manufacturing of our high-end tape libraries (our P-Series 4000 and 7000 products) currently made in Irvine, California.

The work of consolidating our development teams and sites has already begun. We are in the process of identifying the redundancies we will have with the Benchmark acquisition, as we rationalize the product roadmap of the combined tape drive business. We have also decided to centralize our DLTtape service and repair operations in our facility in Dundalk, Ireland. In our SSG business, we will consolidate the number of development sites for disk-based backup and tape automation.

In the category of right-sizing our infrastructure, we are consolidating support functions—including IT—and making reductions in IT and other G&A functions, as well as in sales and marketing.

The combination of Phase 1 restructuring actions in these three categories—outsourced manufacturing, consolidation of development teams and sites, and right-sizing our infrastructure—will result in a total headcount reduction of approximately 1,100 jobs when fully implemented (about 870 from outsourced manufacturing in Penang and about 230 from other sites).

The Phase 2 actions will also fall into the same three categories as the Phase 1 actions, but involve decisions still under consideration where we will optimize among a few alternatives. Therefore, the Phase 2 actions will be announced in the next 90 days, but we will estimate the impact for you today in terms of what we are targeting these actions to achieve in reducing operating expenses. In addition, we will provide a preliminary estimate of what we believe the range of special charges associated with these Phase 2 actions will be.

Special Charges for Phases 1 and 2

The total of special charges—which includes restructuring charges and goodwill and intangibles write-downs—for Phases 1 and 2 is anticipated to be in the $100 million range, with slightly less than half being cash charges. Phase 1 charges will be in a range of
$60-75 million, with about $20-25 million of this being cash charges, largely severance. The non-cash charges will be largely write-downs for goodwill impairment and intangible assets associated with several of our SSG acquisitions. Since the Phase 1 restructuring decisions have already been made, these charges will be reflected in our fiscal Q2 results.

Phase 2 charges are currently estimated to be in a range of $30-45 million, with about $20 million currently projected to be cash charges. We expect to include the Phase 2 charges in our fiscal Q3 results.

Let me talk for a minute about the impact of the special charges on Quantum’s cash position over the next two quarters. We have two sources of cash during these quarters that will largely offset the cash portion of these charges. First, we have completed the sale of our Quantum Technology Ventures portfolio for about $11 million, and this transaction has closed during the current quarter. Second, as part of the announcement we made last week, Jabil will purchase approximately $30 million of production equipment and inventory to manufacture our tape drives and tape automation products in Penang. The combined $41 million in cash inflows will largely offset the estimated $40-45 million in cash outflows or charges related to the Phase 1 and 2 restructuring.

As you know, we ended fiscal Q1 with $305 million in cash, and we expect to use cash as a result of our expected loss for the current quarter. On the other hand, with the cash inflows we described largely offsetting the cash charges from these restructuring actions as they are implemented over the next two quarters, these actions are not expected to materially affect our overall cash position. In addition, we expect these actions will enable us to begin generating cash from operations soon after we return to profitability.

Let me now turn the call over to Rick, who will describe the financial benefits of the changes we’re making.

Impact on our Financial Performance

The combination of the Benchmark acquisition, outsourcing to Jabil, and other restructuring actions is significant and will improve our revenue, gross margins and profitability. From a revenue standpoint, as Michael already mentioned, we would expect our DLTtape Group revenue to grow with the addition of the Benchmark product line. Our Storage Solutions Group revenue is already growing this quarter, and we would expect it to continue to grow in the second half of FY’03 as recent OEM wins are reflected in our results.

We expect our gross margins to improve slightly in the near-term as a result of the addition of Benchmark’s tape drive products, which are already achieving gross margins in excess of 20%. In addition, there is an opportunity for longer-term gross margin improvement through our outsourcing strategy, which will benefit from the larger supplier relationships that Jabil and others have, as well as the improved efficiencies in manufacturing overhead. Longer-term, we would expect the low-cost design capability of Benchmark and the work already underway to deliver future Super DLTtape products at lower cost to have a positive impact on our overall gross margins. The combination of these gross margin improvements will be an important step toward achieving our business model target of 35% gross margins.

With respect to operating expenses, we expect that by fiscal Q4, when both Phase 1 and 2 restructuring actions will have been implemented, we will be able to target an operating expense level of $66-69 million per quarter, excluding special charges. This is about a 20% reduction in pro forma operating expenses from the $82 million level we reported in fiscal Q1. In fiscal Q3, we expect to be about halfway to this level—at $75 million or so in operating expenses—as a result of our Phase 1 actions. In addition, the operating expense reductions resulting from restructuring will significantly reduce the break-even point for Quantum from nearly $300 million in revenue to about a $230 million level. With last quarter’s revenue level at $211 million and the Benchmark product line achieving $20 million last quarter, we have taken significant steps to match our spending with our revenue level. Clearly, these reduced levels of operating expenses should enable us to drive improved profitability as we grow our revenue.

Summary

Before we take questions, I wanted to put the actions we announced today in a broader perspective. Over the last few weeks I have spent a great deal of time reviewing the Quantum’s overall business and potential for growth. I have spoken to customers, met with many employees, and reviewed specific product initiatives. As a result, I continue to be very excited about the prospects to grow our business, even in these challenging times.

Last week’s announcements on the Benchmark acquisition and outsourcing agreement build on the momentum we have established in recent months, with new products and key customer wins in both our business groups. These announcements are critical actions that will position Quantum for near-term growth and improve our ability to achieve profitability. I am particularly excited about the Benchmark acquisition. With the addition of Benchmark, we gain three important assets: a product line extension that will immediately add to our revenue base upon closing, an opportunity to apply more focus to the Super DLTtape platform, and the addition of new talent—particularly low-cost design expertise.

In the past few days I have also communicated with a number of our key customers and partners. They are enthusiastic about Quantum and they all want to engage in deeper discussions. I have no doubt that the Benchmark acquisition, the initial success of the

SDLT 320, and our new line-up of innovative storage solutions products make Quantum an even more attractive partner and provide us with the opportunity for more customer wins and even greater momentum.

At the same time, it is also clear that the current market environment and our current expense structure make it necessary to take the restructuring actions that we are announcing today. I have participated in all of the major decisions involved in this restructuring, and I am committed—along with the Quantum management team—to implementing these changes effectively. I have competed in very tough businesses during my career, and I fully understand that we not only need great products and satisfied customers but also a competitive cost structure and winning business model.

Longer term, we continue to see tremendous opportunities in data protection. Data protection means solving customer problems of backup and archiving, along with faster access to data when it needs to be restored. From a product perspective, of course, this requires the tape drives, tape media and tape automation systems we provide today. Going forward, data protection will also involve innovative solutions that fundamentally change the way customers protection their data—solutions like the disk-based Quantum DX30 which addresses specific backup and restore challenges that IT managers face in a 24x7 network environment. With the investments we have made over the last year and the actions we have announced in the past week, we are moving aggressively to take advantage of our long-term prospects as a data protection leader with a broader portfolio of products and solutions and more competitive business model that provides sustainable growth and profitability.

Thank you for joining us. Now I’ll open the call for questions.

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This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.